Strategic Partners Style Specific Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

May 26, 2005

Via Edgar

 Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:	Strategic Partners Style Specific Funds
Registration Statement on Form N-14
File Nos. 333-121795 and 811-09439

Dear Mr. Greene:

On behalf of Strategic Partners Style Specific Funds (the “Fund”), we are responding to oral comments received from Larry Greene of the Securities and Exchange Commission (the “Commission”), during a telephone conversation with Claudia DiGiacomo on May 18, 2005, May 20, 2005 and May 21, 2005.

 The comments were addressed to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-14 which was filed via EDGAR on May 6, 2005, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meeting of shareholders of the Strategic Partners Small Company Fund (together with the Fund, the “Funds”), a series of Strategic Partners Mutual Funds, Inc. (the “N-14”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  GAMCO, EARNEST and NFJ portfolio manager compensation disclosure (pages 12-14): please only disclose the types of compensation that apply to the respective portfolio managers listed in the N-14.

Response:  Each type of compensation disclosed in the N-14 was paid to a GAMCO, EARNEST and NFJ portfolio manager for the Funds, respectively, as of December 31, 2004.

2.                                       Comment:  In the portfolio manager compensation disclosure for EARNEST (page 14), please provide a more detailed explanation of equity ownership.

Response:  The disclosure has been revised as requested.

3.                                       Comment: Portfolio Holdings (page 16):  N-14 only incudes disclosure from Fund’s Prospectus – add disclosure from Fund’s Statement of Additional Information (SAI).

Response:  We note that the instructions to Form N-14 do not require the disclosure from the Fund’s SAI to be included in the N-14, nevertheless we have revised the disclosure in the N-14 to include the disclosure in the Fund’s SAI, as requested.

Additional Comment:  (a) Please clarify disclosure to explain who will make a request for release of Fund holdings and (b) Please explain what is meant by the third to last paragraph in this section.

Additonal Response: (a) The disclosure has been revised as requested.  (b) The referenced disclosure has been deleted.

4.                                       Comment:  (Page 17) Confirm whether or not the Fund treats omnibus accounts the same way.  If not, add disclosure to explain how such accounts are treated.

Response:  We confirm that the Fund treats omnibus accounts the same as Intermediaries.

5.                                       Comment:  Reasons for the Transaction (page 27):  The Fund only states factors but does not provide any reasons for the transaction.  Please revise disclosure to provide reasons for the transaction.

Response:  We have revised this disclosure as requested to clarify the reasons for the transaction.

6.                                       Comment:  Expenses of the Transaction (page 28): Please include estimate of proxy solicitation expenses.

Response:  The requested disclosure has been added.

7.                                       Comment:  Voting Information (page 33): The Staff does not understand the sentence stating, “Since an adjournment of the meeting requires an affirmative vote of a majority of shares present at the meeting, each broker non-vote and abstention would have the effect of a vote against adjournment.”  Please add sentence explaining the effect of such non-vote and affirmatively state how proxies will be voted.

Response:  The disclosure has been revised as requested.

8.                                       Comment: Confirm that the Fund considered the accounting rather than legal analysis pursuant to the North American Security Trust no-action letter and explain each factor.

Response: In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994), the Staff stated that, in determining whether a new fund resulting from a reorganization may use the historical performance of one of several predecessor funds, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund.  We confirm that, in determining that the Small Capitalization Value Fund should be deemed the survivor fund of the reorganization for accounting purposes (i.e., the fund whose financial statements are carried forward) and the calculation of performance, we considered the following factors:

Funds’ investment advisers:  American Skandia Investment Services, Inc. (“ASISI”) and Prudential Investments LLC (“PI”) currently serve as Investment Managers to the Small Company Fund and PI currently serves as Manager of the Small Capitalization Value Fund.  GAMCO Investors, Inc. (“GAMCO”) is engaged with respect to the Small Company Fund to act as subadviser, and EARNEST Partners LLC (“EARNEST”) and NFJ Investment Group (“NFJ”) are the subadvisers for the Small Capitalization Value Fund.  After consummation of the transaction, PI will continue to serve as Manager and EARNEST and NFJ as subadvisers to the combined fund (the “Combined Fund”).

Funds’ investment objectives, policies and restrictions:  The Small Company Fund and Small Capitalization Value Fund’s investment objectives, policies and restrictions are substantially similar but not identical.  After consummation of the transaction, the Combined Fund will be managed according to the investment objectives, policies and restrictions of the Small Capitalization Value Fund.

Expense structures and expense ratios of the Funds:  The total and net annual operating expenses for each class of shares of Small Capitalization Value Fund is lower than that of Small Company Fund.  After giving effect to the transaction, the total and net annual operating expenses of the Combined Fund is expected to be lower than both the Small Company Fund and the Small Capitalization Value Fund, which means that the total annual operating expenses for the Combined Fund will be more similar to Small Capitalization Value Fund than Small Company Fund.  The Small Capitalization Fund is offering new share classes as part of the reorganization.  The new share classes will have the same fee schedule as the Combined Fund.  In addition the Combined Fund will have the same fee schedules as Small Capitalization Value Fund.

Asset size and portfolio composition:  Although the Small Company Fund has a significantly larger asset base than Small Capitalization Value Fund (as of September 30, 2004, the Small Company Fund had net assets of approximately $221 million, while the Small Capitalization Value Fund had assets of approximately $60 million at that date), the composition of the Small Company Fund and Small Capitalization Value Fund is substantially similar.  None of the portfolio securities must be sold as a result of the transaction.  After giving effect to the transaction, therefore, the Combined Fund is expected to have a portfolio composition similar to that of both the Small Company Fund and the Small Capitalization Value Fund.  However, the portfolio composition is expected to be more similar to Small Capitalization Value Fund.

Thus the attributes of the Combined Fund most closely resemble those of the Small Capitalization Value Fund and therefore the Small Capitalization Fund should be deemed the surviving fund of the reorganization for purposes of accounting and the calculation of performance.

9.                                       Comment: Page 3. Please delete the word “deemed” from the sentence, “Each of the Funds is deemed a diversified fund under the Investment Company Act of 1940.”

Response:  We have revised the disclosure as requested.

10.                                 Comment: Please use “pro forma” as a heading in all expense charts.

Response:  We have revised the expense charts as requested.

11.                                 Comment: Pro forma statement of investments: Please add footnote stating that none of the investments is expected to be sold.

Response:  We have revised the pro forma statement of investments as requested.

12.                                 Comment:  Expense tables (page 20): Please (a) explain how the reorganization expenses are reflected in the fee waivers and (b)  confirm whether the reorganization expenses that will be borne by the Funds are reflected in the pro formas for the Small Capitalization Value Fund after the transaction?

Response:  (a) Generally, if a fund has a fee waiver the reorganization expenses will not be included in such waiver unless the fund has an expense cap and its current expenses are under the expense cap.  When a fund is under its expense cap, then all or a portion (equal to the amount that would bring the fund to its expense cap) of the fund’s reorganization expenses would be reflected in the pro forma expenses reflecting the proposed transaction.  (b)  For this transaction, each Fund is over its expense cap so all of the expenses of the transaction will be borne by the Investment Manager.

13.                                 Comment:  Please explain why the Small Company Fund’s financials are not enclosed.

Response: We respectfully submit that the instructions to Form N-14 do not require the financials of the Bond Fund, as the target fund, to be enclosed since they are incorporated by reference into the prospectus/proxy statement as disclosed under the section entitled “Miscellaneous Independent Registered Public Accounting Firm.”

14.                                 Comment: Notes to financial statements: Please add disclosure stating any differences in the Funds’ valuation policies.

Response:  The disclosure has been revised to reflect that the Funds’ valuation policies are substantially identical and that their are no differences in the terms of how the funds value their securities.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo